Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

Kristen Scholer—Cheddar

PRESENTATION

Kristen Scholer

Welcome back to Cheddar’s opening bell, everyone. Another company going public through a SPAC, Li-Cycle is going to become publicly traded. And the company is North America’s biggest recycler of electric vehicle batteries. So for more on this, we’re joined by Ajay Kochhar, cofounder, president and CEO at Li-Cycle.

Ajay, it’s great to have you with us this morning. Congratulations on the deal. I think for investors, the biggest question that they might have is how does your company uniquely fit into this EV space. What exactly do you do, and who do you work with?

Ajay Kochhar

Thanks, Kristen, great to be here. Now look, I think a lot of people have been noticing lithium-ion batteries proliferating in our world around us, from devices to EVs, electric vehicles. And all, of course, these SPACs that are coming out with electric vehicle companies. But there’s been a glaring hole, right, as what is going to happen to all these lithium-ion batteries.

And it’s not only end-of-life batteries; it’s also when you make batteries, and that’s occurring exponentially, there’s all a bunch of scrapped and rejects which are quality rejects or manufacturing waste as part of that process. And that’s hundreds of thousands of tons equivalent of material today and growing into the future. This past year spent 465,000 tons. By 2025, it’s about 1.3 million tons of batteries, which equates to billions of dollars of equivalent value.

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

So Li-Cycle, we are the answer to this glaring hole in the supply chain. We are the largest lithium-ion battery recycler in North America, as you mentioned. Who do we work with? We work with the largest automotive and battery manufacturers, over 14 of them, and that is part of our 40-plus battery supply customers that we’re contracted with. It’s taken four to five years to get there. We’ve patented technology that’s operating commercially today, and this transaction is going to basically poise us to step out and continue to lead this space now and into the future.

Kristen Scholer

So how big a business is this, Ajay? Quantify in terms just the opportunity that does exist and the profit margins that you’re able to take on this.

Ajay Kochhar

Absolutely. So that 465,000 tons--and I’ll start with the market; then I’ll talk about us. The batteries is circuit $2.6 billion of residual value recoverable today. Not waiting for 10 years from now, this is growing in lockstep with battery manufacturing. By 2025, that 1.3 million tons is over $7.5 billion of value.

So again, common misnomer is, hey, is recycling not needed until 10 years from now? The reality is it’s an imperative today. So for Li-Cycle with those 40-plus battery supply customers, and we have off-take through to 2030, that translates to over $300 million of annual revenue from one facility that we’re going to be building in Rochester, New York, which is going to be taking all types of lithium-ion batteries, going back to these battery grade chemicals, again, which will be the largest domestic producer of cobalt in the U.S., one of the largest producers of lithium nickel.

So that is, of course, very advantageous from a revenue perspective. And our EBITDA margins over the next five years will trend up to close to 50%-plus, in terms of EBITDA and profit margin. So this is a real business, but it’s needed innovation and technology to unlock it. And we’ve spent the past five years doing just that, and now we’re ready to do more of it and scale with our customers.

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

Kristen Scholer

So what is the scale plan? How do you do that?

Ajay Kochhar

Great question. So Li-Cycle runs a two-stage technology. It’s a spoke and a hub model. Very simply, we take in all types of lithium-ion batteries, you know, small device batteries all the way up to EV batteries. In the first step, we mechanically process that. We generate intermediate materials. And those spokes are regionalized plants that can be close to where population centers are or where battery manufacturing facilities are. We generate it into (INAUDIBLE) product. Almost think of it like the dough to the pizza. We transport the dough, which is now no longer a battery and easier to transport, to our hub which is a centralized facility where we transform that back into battery grade chemicals again.

Before we came along, the way this was done was actually via legacy high-temperature supply chains or processes where they basically burn off what’s in a lithium-ion battery, and that’s not really sustainable moving forward. We need an ESG friendly solution that’s sustainable environmentally but also economically. Hence, back to those 50%-plus EBITDA margins I talked about, really unlocking the value from all types of lithium-ion batteries around us in everyday lives.

Kristen Scholer

I think climate is on the minds of many people these days, especially investors who do want to get access to a company that has a high ESG score, as you alluded to there, environmental, social and governance, to make sure that these companies that they’re investing in are basically reinvesting in the future and/or their workforce.

So when it comes to the cleanliness of this, Ajay, speak to that a little bit more. I mean, is it a 100% clean operation, being able to recycle these and then get them through the supply chain as you mentioned?

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

Ajay Kochhar

Fantastic question. Yes. So via what Li-Cycle does, we recover up to 95% of what’s in the mass of all types of lithium-ion batteries. You’re looking at small batteries all the way to EV batteries. And we’re doing that today, and the way that we achieve that is by not burning off what’s in the battery.

Sounds pretty logical, but the way that these batteries have been dealt with before we came along, they’d go to waste supply chains, people would try to target really specific metals like cobalt, but basically burn off the rest of what they don’t want. And as you think about ESG, you think about the world electrifying and lithium-ion batteries being around us in everyday lives. One, it doesn’t make a lot of sense. And two, from an economic standpoint, you’re leaving a lot of the value on the table.

So what we did at Li-Cycle is innovate a new process. It’s patented, owned by the company, a very core part of our moat in terms of the durable moat that we built, and we’ve commercialized that. We have two commercial spokes today, one in Kingston, Ontario, Canada, one in Rochester, New York. And we’re building a hub in Rochester, and we have a global plan to build 20 total spokes in four hubs around the world, really to step out and grow with our customers. And we’re being pulled to do that, and that’s why this transaction is so transformative for the business.

Kristen Scholer

What is your projection for EV demand in the U.S.? I ask because we know the U.S. is behind countries in Europe, obviously, and China has hundreds of EV makers there as well. I mean, do you see that it will be able to quickly ramp in the U.S., that there will be that real demand here from American consumers?

Ajay Kochhar

Fantastic question. I mean, there’s two real drivers here. I think one, fundamentally, I really encourage folks, get an electric vehicle. I mean, the instantaneous torque, the driving experience, the way that these vehicles drive relative to other vehicles. And now with the prices coming down, just very practically. And around all of this, you know, momentum we’ve seen with respect to SPACs and other EV companies coming out with full lineups--you know the announcement from GM, for example—this is what is going to really enable consumers to take hold of the technology and get into an EV. That’s the one side.

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

The other side of it, though, is the whole supply chain needs to scale. I think where folks sometimes don’t realize it is, hey, to build all these batteries, we need a lot of lithium, a lot of nickel, and a lot of cobalt and much more. And the U.S. is a net consumer, not a net producer of those materials.

In fact, China is the main centrical point where that’s actually produced. So what we’re doing at Li-Cycle is a very, very important part of that, and it’s actually an imperative to unlock that proliferation of EVs. Because without it, you can’t make batteries and you can’t get EVs to consumers.

So the one side, the EV supply chain is doing, I think, a good job of trying to scale up. The U.S. with the new administration is also great. But the other side is that the full supply chain needs to scale up with it, and that’s why we’re here to basically step out and lead.

Kristen Scholer

All right. Well, congratulations again, Ajay Kochhar. You’ll have to join us again. Ajay is the cofounder, president and CEO of Li-Cycle.

*****

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Holdco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Holdco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Holdco will prepare and file the

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Holdco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR HOLDCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Holdco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Holdco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Holdco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Li-Cycle, Peridot, Holdco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination

Peridot Acquisition Corp. and Li-Cycle Corp.

Cheddar TV Interview with Li-Cycle

February 16, 2021

of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.